

April 2, 2013

<u>Via E-mail</u>
Peter J. Bocian
Chief Financial Officer
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588

      Re: **Safeway Inc.**
               Form 10-K for the Fiscal Year Ended December 29, 2012
               Filed February 26, 2013
               File No. 1-00041

Dear Mr. Bocian:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 29, 2012</u>

<u>Item 6. Selected Financial Data, page 20</u>

1. We note identical store sales are defined as stores operating the same period in both the current year and previous year. Please tell us and revise to clarify what you mean by "same period;" that is whether identical stores sales includes for example sales by stores in operation for four full quarters or if a lesser time period can be included in your calculation. Also please clarify what consideration is given to stores being remodeled or refurbished in your calculation of identical store sales. Further, please tell us if you include internet sales in your calculation of comparable store sales, and if so, please expand your definition accordingly.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 22

General

2. We read your 2013 Investor Conference Transcript and noted the analyst question regarding the financial metrics and cost drivers of Blackhawk. It appears the underlying business of Blackhawk is significantly different from your core grocery operations and we assume the financial metrics differ in many respects from your core business. In this regard, please tell us what consideration you gave to providing more detail in your results of operations with respect to the underlying revenue and cost drivers of this business. Alternatively, tell us why separate disclosure of your Blackhawk operations is not material information to investors. For guidance, refer to Section I.B of SEC Release No. 33-8350.

Gross Profit, page 23

3. We note the launch of just for U had a negative impact on margins in fiscal 2012. With a view towards enhanced transparency, please tell us and disclose when you anticipate this program will have a positive effect on gross margin. In this regard, we assume it could take time for your customers to adopt the new model and continued cost investment in the program could be ongoing.

Liquidity and Financial Resources, page 27

4. You disclose a significant decrease in the source of cash in 2012 compared to 2011 stemming from the changes in payables related to third-party gift cards, net of receivables, citing the timing of holiday sales and a shift towards payables with shorter payment terms as the primary reasons for the decrease. Please tell us and expand to disclose how the payment terms of the payables changed.

Item 8. Financial Statements and Supplementary Data, page 34

Notes to Consolidated Financial Statements, page 46

Note A: The Company and Significant Accounting Policies, page 46

Corrections to Previously Reported Financial Statements, page 46

5. We read your disclosure regarding the error you identified related to the accounting for real estate taxes. Please address the following:

- Explain to us in further detail how the error originated and the date it was discovered.
- Tell us why the error was not corrected until the Form 10-K filing for the year ended December 29, 2012 in light of your disclosure the error was discovered subsequent to the issuance of the fiscal 2011 consolidated financial statements.
- Provide to us your SAB 1.M and 1.N materiality analysis.
- It appears you did not retroactively adjust your financial statements because the effect of the error was not deemed material to any individual annual or interim periods. In this regard, tell us in further detail how you corrected the error. If the financial statements were not retroactively adjusted, then explain to us why the cumulative effect of the error was not included in the results of operations in accordance with SAB Topic 5.F. We note the initial application guidance of SAB Topic 1.N relates to recording the cumulative effect of an error adjustment in retained earnings.
- Lastly, since the nature of the error appears to relate to routine business transactions we would like to know how you concluded your disclosure controls and procedures and your internal controls over financial reporting were effective as of December 29, 2012. Also, we are uncertain why there were no changes to your internal control over financial reporting in any of the fiscal 2012 quarterly reports on Form 10-Q in light of this error. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Donna Di Silvio, Staff Accountant at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief